Supplementary announcement for the tender awarding of Broadband Aggregation network equipment, MSER, and installation (group A) for 2013

Date of events: 2013/08/13

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District,

Taichung City):Broadband Aggregation network equipment, Multi-Service Edge Router(MSER), and installation (group A) for 2013.

2.	Date of the occurrence of the event: 2013/08/13

3.	Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: Broadband Aggregation network equipment MSER and installation (group A) for 2013 (one lot), NT$ 569,850,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):Taiwan International Standard Electronics Ltd., Investee under equity method.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The related person is chosen as counter party in accordance with the Procurement Management Rules of Chunghwa Telecom.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):N/A

8. Terms of delivery or payment (including payment period and monetary amount): Partial delivery, partial payment

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: According to Procurement Management Rules of Chunghwa Telecom.

10.	Name of the professional appraisal institution and its appraisal amount: N/A

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying

CPA: N/A

12.	Is the appraisal report price a limited price or specific price? : N/A

13.	Has an appraisal report not yet been obtained? : N/A

14.	Reason an appraisal report has not yet been obtained: N/A

15.	Broker and broker's fee: N/A

16.	Concrete purpose or use of the acquisition or disposition: Transport network deployment.

17.	Do the directors have any objection to the present transaction?:No

18.	Any other matters that need to be specified: None